Heath D. Linsky
404-504-7691
hdl@mmmlaw.com
www.mmmlaw.com
April 26, 2017

VIA EDGAR

Coy Garrison
Special Counsel
Securities and Exchange Commission
100 F. Street, NE, Main Filing Desk
Washington, DC 20549

RE:	Steadfast Apartment REIT III, Inc. Post-Effective Amendment No. 6 to the Registration Statement on Form S-11 Filed April 13, 2017; File No. 333-207952

Dear Mr. Garrison:

On April 13, 2017, Steadfast Apartment REIT III, Inc. (the “Company”) filed Post-Effective Amendment No. 6 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”).

Pursuant to your telephone conversation with the undersigned on April 25, 2017, the Company hereby undertakes to include in its final prospectus disclosure stating that prior to amending the Company’s charter to allow for distributions at different rates on the same class of shares, 0.27% of the 0.67% distribution and shareholder servicing fee will be paid from the current distribution and shareholder servicing fee on Class R shares, which is payable out of amounts that otherwise would be distributed to holders of Class R shares, and 0.40% will be an additional expense of the Company.

Pursuant to the foregoing undertaking, the Company hereby requests acceleration of the effective date of the Registration Statement to immediate effectiveness as of April 26, 2017 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.

* * * * *
If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7691.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

cc: Gustav Bahn
Lindsey L.G. Magaro

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